August 16, 2010

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-7010

Attn: Ms. Celeste M. Murphy, Legal Branch Chief

VIA EDGAR

Re:          StarTek, Inc.

Form 10-K for the fiscal year ended December 31, 2009

Filed February 25, 2010

Definitive Proxy Statement on Schedule 14A

Filed March 18, 2010

File No. 001-12793

Dear Ms. Murphy:

On behalf of StarTek, Inc., a Delaware corporation (the “Company”), we hereby respond to the Staff’s comment letter dated August 3, 2010. This letter contains the responses to the Staff’s comments. The comments in the comment letter have been reproduced here in italics and the Company’s responses are detailed under those comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Definitive Proxy Statement on Schedule 14A filed March 18, 2010

Compensation Discussion and Analysis, page 11

1.     We note you have not included any disclosure in response to Item 402(s).  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Registrant’s Response:

We completed a thorough review of our compensation policies and practices for our employees to determine the extent to which any risks arising from such policies and practices are reasonably likely to have a material adverse effect on our company under Item 402(s) of Regulation S-K.

To complete this review, our human resources function first took an inventory of all compensation policies and practices for our employees, including the base salaries, annual bonuses and long-term incentive award plans of our executive officers.  As part of our review, we took numerous factors into consideration relating to the overall risk management of our company, including whether any of our compensation policies and practices varied significantly from the overall risk and reward structure of our company, and whether any of our compensation policies and practices incentivized individuals to take short-term risks that were inconsistent with our long-term goals. Finally, our Compensation Committee, as part of its regular oversight of the structure and administration of our compensation, reviewed our policies and practices to ensure that they were consistent with our company’s long-term interests.

Upon completion of this review, we determined there were no risks arising from our company’s compensation policies and practices that are reasonably likely to have a material adverse effect on our company. Therefore, we did not include disclosure in response to Item 402(s) of Regulation S-K in our 2010 proxy statement.

How We Determine to Pay What We Pay, page 12

2.     In the second full paragraph on page 13, you disclose that the Compensation Committee made stock option grants for 2009 to your Named Executive Officers which appear in the Grants of Plan Based Awards Table on page 18.  Further, we note you made these grants based “upon assessment of individual performance” and efforts to achieve operational goals such as expanding your delivery platform.  However, this disclosure is too general because it does not explain the kinds of qualitative or quantitative assessments you made for each NEO.  In this regard, we refer you to the response to Comment 2 in your response letter dated September 18, 2008 where you agree to disclose in more detail how you analyzed individual performance in making executive compensation decisions.  In your response letter, please explain your current disclosure in light of your earlier response.

Registrant’s Response:

As described on page 12 of the 2010 proxy statement, the Compensation Committee makes long-term incentive grants, including stock options and restricted stock, based on several factors.  The factors are considered during our bi-annual update of our compensation practices, which includes consultation with our compensation consultants and comparisons to equity grants made by our peer companies and the development of guidelines within which all long-term incentive grants are made.  Each year, the Compensation Committee decides whether to grant options and restricted stock at the low, middle, or high levels of the guidelines based on a review of peer company practices.  The considerations made by the Compensation Committee are listed on pages 12 and 13 of the 2010 proxy statement.

In 2009, the Compensation Committee decided to approve stock option and restricted stock grants ranging from the median to the 75th percentile of the guidelines primarily because of the following factors:

a)     no base pay increase was awarded in 2009, and

b)    the Compensation Committee wanted to set a long-term incentive for executive officers in light of the Company’s turnaround status and long-term growth initiatives.

All grants are made within the Compensation Committee guidelines and each individual grant is based on an assessment of individual performance.  Individual performance of the executive officers is assessed by the Chief Executive Officer, except for the Chief Executive Officer, whose performance is assessed by the Compensation Committee.  The factors the Committee considers in determining the level of long-term incentive is set forth on page 12 of the 2010 proxy statement, the first factor of which is “each executive officer’s performance.”  The process for assessing individual performance is subjective and is described on pages 16 and 17 of the 2010 proxy statement under the heading “The Role of Executive Officers in Determining Compensation.”

After evaluating each executive officer’s performance and applying the other factors, each of the named executive officers received long-term incentive awards at the 75th percentile of the guidelines, except for Mr. Damian, who was not employed when annual grants were made.

In future filings relating to years in which individual performance was a factor in determining named executive officer compensation, we will include similar disclosures within our discussion of how we determine what we pay, and the impact of individual performance on the level of equity grants.

Executive Incentive Bonus Plan, page 14

3.     The table on page 15 shows your corporate financial targets.  We note that different levels of achievement of these targets matches with different levels of payouts.  For instance, achievement between 95% and 105% of the revenue target matches with a payout of 50% to 150%.  Please disclose exactly how the matching occurs — for instance, is the payout proportional such that a 100% level achievement equals a 100% payout?

Registrant’s Response:

The payout under the corporate financial targets of our Executive Incentive Bonus Plan is proportionate to the level of achievement of the target.  In future filings describing a similar bonus plan structure, we will include an explanation, similar to that included below, to explain the payouts that correspond to various levels of achievement.

Revenue:  For the revenue component, the payout is calculated based upon the percentage of actual revenue to the target.  As disclosed in the table on page 15, if less than a minimum threshold of the revenue target was achieved, then the executive officer would receive zero payout related to the revenue portion of their bonus.  If greater than a maximum threshold of the revenue target was achieved, then the executive officer would receive 150% of the target payout related to the revenue portion of their bonus.  Within the minimum and maximum levels of achievement of the financial target, the payout is between 50% and 150%, with the exact payout amount determined by interpolation for performance levels in between that range.

EPS:  The payout under the Executive Incentive Bonus Plan for the EPS financial target was calculated in a similar manner.  If EPS was less than $0.03 in the first half or $0.21 in the second half, then the executive officer would receive zero payout related to the EPS portion of their bonus.  If EPS was greater than $0.13 in the first half and $0.41 in the second half, then the executive officer would receive 150% of their potential payout related to the EPS portion of their bonus.  Within those levels, the payout is between 50% and 150%, with the exact payout amount determined by interpolation for performance levels in between that range.

The table below reflects in further detail the payouts when achievement is between the minimum and maximum levels.

Revenue				Earnings per Share
First Half of 2009		Second Half of 2009		First Half of 2009		Second Half of 2009
Percentage	Payout	Percentage	Payout	Percentage		Percentage
achievement	equals	achievement	equals	achievement	Payout	achievement	Payout
of target	(approx.)	of target	(approx.)	of target	equals	of target	equals
<95%	0%	<90%	0%	<$0.03	0%	<$0.21	0%
95%	50%	90%	50%	$0.03	50%	$0.21	50%
96%	60%	92%	60%	$0.04	60%	$0.23	60%
97%	70%	94%	70%	$0.05	70%	$0.25	70%
98%	80%	96%	80%	$0.06	80%	$0.27	80%
99%	90%	98%	90%	$0.07	90%	$0.29	90%
100%	100%	100%	100%	$0.08	100%	$0.31	100%
101%	110%	102%	110%	$0.09	110%	$0.33	110%
102%	120%	104%	120%	$0.10	120%	$0.35	120%
103%	130%	106%	130%	$0.11	130%	$0.37	130%
104%	140%	108%	140%	$0.12	140%	$0.39	140%
105%	150%	110%	150%	$0.13	150%	$0.41	150%
>105%	>150%	>110%	>150%	>$0.13	>150%	>$0.41	>150%

4.     As disclosed at the bottom of page 14 and in the second paragraph on page 15, we also note that 20% of the executive incentive bonus plan is based upon the NEOs achieving individual goals that were “specific to the executive’s role and included such milestones as bookings goals or off-shore launch initiatives.”  At the same time, it appears that individual bonuses also depend on whether your NEOs, as a team, achieve certain goals.  In your response letter and in future filings, please

•      Explain in more detail how you separated individual goals and “team ‘individual goals’,” and

•      Disclose all of your individual goals and individual team goals (we note you had 11 individual team goals in the first half of 2009 and 9 individual team goals in the second half of 2009) and why you deemed these goals to be achieved (here, we again refer you to the response to Comment 2 in your response letter dated September 18, 2008 where you agree to disclose individual performance goals and your analysis of individual performances in arriving at certain bonuses).

Registrant’s Response:

Our Executive Incentive Bonus Plan describes two types of goals:

a)     company metrics (EPS and revenue); and

b)    non-financial goals.

We have recently stopped referring to “individual goals” and now refer to that portion of the bonus as “non-financial” goals.  In 2009, our executive officers had the same “non-financial” goals (which we referred to as “team individual goals” in prior filings).  In future filings we will clarify this disclosure.

The non-financial goals are divided into first-half and second-half goals.  The Compensation Committee, working with the executive officers, established three non-financial goals for each half of 2009 with each goal worth 33.3% of the total non-financial goal bonus portion.  In the first half and second half of 2009, the three non-financial goals had eleven and nine metrics by which achievement was evaluated, respectively.  The non-financial goals for each half are described below.

For the first half of 2009, the three non-financial goals were as follows.  The corresponding strategic objective listed on page 15 of the 2010 proxy statement is shown in bold next to the non-financial goal below.

a)     Add new clients and diversify client base:  New booking goal based upon estimated annual contract value (150% achieved)

i.      Full achievement of the goal would result in 100% payout; less than 66% achievement of the target would result in zero payout; and greater than 133% achievement of the target would result in 150% payout.  Within the minimum and maximum levels of achievement of the financial target, the payout would be between 50% and 150%, with the exact payout amount determined by interpolation for performance levels in between that range.

b)    Improving the profitability of our business through operational improvements:  Develop a process standardization and improvement program (100% achieved)

i.      The five detailed subsets of this goal included inventorying existing efforts, indentifying subject matter experts, defining needs and training, gap analysis and documentation.

c)     Expanding on our delivery platform to broaden service offerings:  Define a plan for offshore job functions (100% achieved)

i.      The five detailed subsets of this goal included establishing plans for offshore migration, hiring key employees and budgeting of expenditures.

We consider the specific level of new booking goals to be competitively sensitive because it would provide information to our competitors about our marketing plans that we are still implementing.  The goals set were intended to be aggressive, but possible of attainment.  Due to the timing of new contracts signed, we were able to achieve the goal at the maximum level for the first half of the year, but unable to achieve the minimum level for the second half of the year.  The sum of the achievement percentages for each sub-goal set forth above resulted in 116% total bonus earned for the first half of 2009 for the non-financial goal portion of the bonus calculation.

For the second half of 2009, the three non-financial goals were as follows.  The corresponding strategic objective listed on page 15 of the 2010 proxy statement is shown in bold next to the non-financial goal below.

a)     Add new clients and diversify client base:  New booking goal based upon estimated annual contract value (0% achieved)

i.      Full achievement of the target would result in 100% payout; less than 66% achievement of the target would result in zero payout; and greater than 133% achievement of the target would result in 150% payout.  Within the minimum and maximum levels of achievement of the financial target, the payout would be between 50% and 150%, with the exact payout amount determined by interpolation for performance levels in between that range.

b)    Expanding on our delivery platform to broaden service offerings:  Roll-out our @ Home platform (68.8% achieved)

i.      The four detailed subsets of this goal included defining a project plan, developing technology, securing client commitments and hiring employees.

c)     Expanding on our delivery platform to broaden service offerings:  Complete the launch of our Costa Rica facility (78.8% achieved)

i.      The four detailed subsets of this goal included securing a facility, hiring key management, building out space and gaining client commitments.

The sum of the achievement percentages for each sub-goal set forth above resulted in 49% of the total bonus earned for the second half of 2009 for the non-financial goal portion of the bonus calculation.

Additional information relating to the calculation of the executive officers’ target payout is set forth in our response to Comment 5 below.

In future filings, we will include similar disclosure of the achievement (or lack thereof) of non-financial goals by our executive officers.

5.     Further, in your response letter, please explain the mechanism for determining the average payout of each executive’s bonus target.  For instance, we note the average payout for the first half of 2009 was 138% and for the second half of 2009 was 28%.  Please confirm (or explain how) you arrived at this number by multiplying the payout of a performance target against its weight and summing the results.

Registrant’s Response:

The average total bonus payout for each half of the year is calculated by multiplying the payout percentage for each component (revenue, EPS and non-financial goals) by its corresponding weight.  The weighting of each component is as follows:

a)     Revenue — 30%;

b)    EPS — 50%; and

c)     Non-financial goals — 20%.

The payouts for each component in the first half of 2009 were: revenue achievement of 134%; EPS achievement of 150%; and non-financial goal achievement of 116%.  The payouts for each component in the second half of 2009 were revenue achievement of 66%, EPS achievement of 0% and non-financial goal achievement of 49%.

Therefore, the calculations for the first and second halves of 2009 were as follows:

• First half:	Revenue:	(134% * 30%)	=	40.2
	EPS:	(150% * 50%)	=	75.0
	Non-financial goals:	(116% * 20%)	=	23.2
	Total:			138.4%

• Second half:	Revenue:	(66% * 30%)	=	19.8
	EPS:	(0% * 50%)	=	0
	Non-financial goals:	(49% * 20%)	=	9.8
	Total:			29.6%

The actual payout is derived by multiplying half of the executive officer’s target bonus, which is expressed as a percentage of base earnings for each half of the year, by the total percentage of goal achievement for each half of the year.  In reviewing this disclosure, we noticed the amount earned for the second half of 2009 was 29.6% and not 28% as disclosed in the proxy statement.  This difference does not impact the Summary Compensation Table or any other information disclosed in the proxy statement, as the dollar values included in Summary Compensation Table reflect the payout based on 29.6% achievement.

Summary Compensation Table, page 17

6.     We note you disclosed compensation under the Bonus Column of the Summary Compensation Table.  Please explain whether the amounts disclosed were pursuant to the individual portion of the Executive Incentive Bonus Plan or another program.

Registrant’s Response:

The amounts disclosed under the Bonus Column in the Summary Compensation Table were pursuant to the individual portion of the Executive Incentive Bonus Plan, except where otherwise noted in footnotes (b) and (d).  In future filings, we will include a footnote to the Summary Compensation Table noting this fact.

Outstanding Equity Awards Table, page 19

7.     Please disclose the vesting dates of the equity awards.  For instance, we note you have disclosed in footnote (f) that Mr. Thorpe would have options vest as to 20% of the shares on the first anniversary of the grant date and 20% of the remaining shares for each year thereafter.  However, you have not disclosed the grant date so that it is possible to calculate the vesting date.  Where feasible disclose the exact vesting dates or the grant date.

Registrant’s Response:

The expiration dates of the stock option awards are included in the Outstanding Equity Awards Table and the paragraph leading into the table states that “all stock options were granted ten years prior to the expiration date listed in the table,” which allows a reader to calculate the grant date as ten years prior to the expiration date.  However, we acknowledge that it would be useful to a reader to explicitly include the grant date information such that the vesting dates are more easily apparent.  In future filings, we will include a column stating the grant date next to each option and stock award to increase the transparency of this disclosure.

* * * * *

As specifically requested by the Commission, we acknowledge that:

•      We are responsible for the adequacy and accuracy of the disclosure in our filings;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•      We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter responds adequately to the Staff’s concerns. If you have any further comments or concerns, please don’t hesitate to contact me at (303) 262-4149. Thank you for your time and consideration.

Sincerely,

David G. Durham
Executive Vice President, Chief Financial Officer and Treasurer

cc:           A. Laurence Jones, President and Chief Executive Officer

Patricia Elias, Interim General Counsel

Board of Directors of StarTek, Inc.

Amy Seidel, Partner — Faegre & Benson LLP (Outside Legal Counsel)

Michael Rosenbach, Partner — Ernst & Young, LLP (Independent Audit Firm)